Exhibit 99.1

PRESS RELEASE

Brazil: Start of Production from the Second Development
Phase of the Mero field

Paris, January 1st, 2024 – TotalEnergies announces the start of production from the second development phase of the Mero field on the Libra block located more than 180 kilometers off the coast of Rio de Janeiro, Brazil, in the pre-salt area of the Santos Basin.

Sanctioned in June 2019, this second development phase “Mero-2” includes the Sepetiba FPSO (Floating Production, Storage and Offloading unit) with a production capacity of 180,000 barrels of oil per day (b/d). The FPSO has been designed for zero routine flaring to minimize greenhouse gas emissions, with the associated gas reinjected into the reservoir.

Thanks to Mero-2, the Mero field will reach a production capacity of 410,000 b/d. Two additional development phases of 180,000 b/d each, Mero-3 and Mero-4, are currently under construction, with start-ups expected by 2025. At full capacity, production from the Mero field is expected to amount to more than 100,000 b/d in TotalEnergies share.

“The production start-up of Mero-2 is a new milestone for TotalEnergies in Brazil, a key growth area for the Company. With its vast resources and world-class productivity, the Mero development delivers low cost and low emission oil production, in line with the strategy of our Company”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

The Mero filed is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%).

About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for almost 50 years, through six subsidiaries, and today employs more than 3,500 people in its business segments, in Exploration & Production, gas, renewable electricity (solar and wind), lubricants, chemicals and distribution.

TotalEnergies' Exploration & Production portfolio currently includes 11 licenses, of which 4 are operated. In 2023, the Company's average production in the country will reach approximately 140,000 barrels of oil equivalent per day.

TotalEnergies is investing in the growth of the renewable energy segment in Brazil. In October 2022, the company entered into a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio.

TotalEnergies is also active in the Brazilian fuel distribution market with a network of about 240 filling stations as well as several storage facilities for petroleum products and ethanol.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).